SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


              [X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2006

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ____ to ____



                         Commission File Number: 1-12709



              TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN
              ----------------------------------------------------
                              (Full title of plan)



                         TOMPKINS FINANCIAL CORPORATION
          (Name of issuer of the securities held pursuant to the plan)



                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                                ITHACA, NEW YORK
                                ----------------

                          AUDITED FINANCIAL STATEMENTS
                          ----------------------------

                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                                       AND

                        REPORT OF INDEPENDENT REGISTERED
                        --------------------------------
                             PUBLIC ACCOUNTING FIRM
                             ----------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------

                                    CONTENTS
                                    --------

AUDITED FINANCIAL STATEMENTS                                               PAGE
----------------------------                                               ----

     Report of Independent Registered Public Accounting Firm                  3

     Statements of Net Assets Available for Benefits                          4

     Statements of Changes in Net Assets Available for Benefits               5

     Notes to Financial Statements                                            6


SUPPLEMENTAL SCHEDULE

     Form 5500 - Schedule H - Part IV:

        Item 4i - Schedule of Assets Held for Investment Purposes
           at End of Year - December 31, 2006                                9

147 West Gray Street                                    [GRAPHIC OMITTED}
Suite 210                                          Mengel Metzger Barr & Co. LLP
P.O. Box 178                                                   MMB
Elmira, NY  14902                                  Certified Public Accountants
Phone  607/734-4183
Fax    607/733-3815
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance
--------------------------------------------------------------------------------
Additional Offices / Hornell, New York / Ithaca, New York / Rochester, New York
--------------------------------------------------------------------------------


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Audit Committee
Tompkins Trustco, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Employee Stock Ownership Plan of Tompkins Trustco, Inc. as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 23, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                /s/ Mengel, Metzger, Barr & Co. LLP

Elmira, New York
June 26, 2007

[LOGO OMITTED]
DANNIBLE & MCKEE, LLP
--------------------------------------------------------------------------------
Certified Public Accountants                 Financial Plaza, 221 S. Warren St.,
and Consultants                                    Syracuse, New York 13202-2687
                                               (315) 472-9127 Fax (315) 472-0026



                          Independent Auditor's Report
                          ----------------------------
                                                                   June 23, 2006


To the Compensation and Personnel Committee and Board of Directors of
  Tompkins Trustco, Inc. Employee Stock Ownership Plan

         We have audited the accompanying statement of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan ("the Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ DANNIBLE & MCKEE, LLP
                                        -------------------------
                                        Dannible & McKee, LLP
                                        Syracuse, New York


                                    - 3.1 -

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------


                                                                                       December 31,
                                                                               ----------------------------
                                                                                   2006            2005
                                                                               ------------    ------------
ASSETS
------
  Investments, at fair value:
   Federated Prime Obligations Fund                                            $      5,511    $      1,774
   Tompkins Trustco, Inc. common stock                                           24,086,864      22,044,960
                                                                               ------------    ------------
                                                   TOTAL INVESTMENTS             24,092,375      22,046,734

  Employer contribution receivable                                                  666,428         741,479
                                                                               ------------    ------------
                                                NET ASSETS AVAILABLE
                                                        FOR BENEFITS           $ 24,758,803    $ 22,788,213
                                                                               ============    ============

The accompanying notes are an integral part of the financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------


                                                                                  Year ended December 31,
                                                                               ----------------------------
                                                                                   2006            2005
                                                                               ------------    ------------
ADDITIONS
---------
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                                   $    620,475    $    578,568
      Net appreciation (depreciation) in fair value of investments                2,508,402      (1,935,831)
                                                                               ------------    ------------
                                                                                  3,128,877      (1,357,263)

    Contributions - employer                                                        666,428         741,479
                                                                               ------------    ------------
                                                         TOTAL NET ADDITIONS      3,795,305        (615,784)

DEDUCTIONS
----------
  Deductions from net assets attributed to:
    Benefits paid to participants                                                 1,617,063         864,069
    Transfer to Tompkins Trustco Inc. Investment
      and Stock Ownership Plan                                                      207,652         172,128
                                                                               ------------    ------------
                                                            TOTAL DEDUCTIONS      1,824,715       1,036,197
                                                                               ------------    ------------

                                                     NET INCREASE (DECREASE)      1,970,590      (1,651,981)
Net assets available for benefits
  at beginning of year                                                           22,788,213      24,440,194
                                                                               ------------    ------------
                                           NET ASSETS AVAILABLE FOR BENEFITS
                                                              AT END OF YEAR   $ 24,758,803    $ 22,788,213
                                                                               ============    ============

The accompanying notes are an integral part of the financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE A:  DESCRIPTION OF PLAN
----------------------------

The following description of the Tompkins Trustco, Inc. Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Trustco, Inc.'s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trust Department of Tompkins Trust Company is the Plan's Trustee. All investments of the Plan are non-participant directed.

Eligibility
-----------
An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

Vesting
-------
Participants will become vested in all contributions and earnings over a five-year period.

Contributions
-------------
Tompkins Trustco, Inc. shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Executive, Compensation/Personnel Committee approved a 3% and 3.5% discretionary contribution to the Plan for the years ended December 31, 2006 and 2005, respectively. These contributions are used by the Employee Stock Ownership Plan to acquire company common stock. These common stock shares are allocated annually to participant accounts. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers
-----------------------------
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over multiple years. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. After the fifth year, the percentage changes to 50 percent. The funds elected to be diversified are transferred to the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") and invested in funds as chosen by the participant. During the years ended December 31, 2006 and 2005, the Plan transferred $207,652 and $172,128 into the ISOP, respectively.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE A:  DESCRIPTION OF PLAN, Cont'd
----------------------------

Participants' accounts
----------------------
Each participant's account is credited with an allocation of the Tompkins Trustco, Inc.'s discretionary and non-elective contributions and an allocation of plan earnings. Allocations of company contributions are based upon the participant's compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of non-vested account balances are allocated to participants' accounts as company contributions.

Payment of benefits
-------------------
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of accounting
-------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
-------------------------------------------
The Plan's investments are stated at fair value. The investment in Tompkins Trustco, Inc.'s common stock is valued at December 31, 2006 and 2005 at the market value as listed on the American Stock Exchange for publicly traded securities. Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Administrative expenses
-----------------------
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
-----------------------------------------------------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
-------------------
Benefits are recorded when paid.

Reclassifications
-----------------
Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE C:  INVESTMENTS
--------------------

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                           December 31, 2006             December 31, 2005
                                      ---------------------------    ----------------------------
                                           Net
                                      appreciation                       Net
                                         in fair                   (depreciation)
                                         value        Fair value    in fair value     Fair value
                                         during         at end          during          at end
                                        the year        of year        the year         of year
                                      ------------   ------------    ------------    ------------
Federated Prime Obligations Fund      $         --   $      5,511    $         --    $      1,774
Tompkins Trustco, Inc. common stock      2,508,402     24,086,864      (1,935,831)     22,044,960
                                      ------------   ------------    ------------    ------------
                                      $  2,508,402   $ 24,092,375    $ (1,935,831)   $ 22,046,734
                                      ============   ============    ============    ============

NOTE D:  TAX STATUS
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE E:  PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F:  TRANSACTIONS WITH PARTIES-IN-INTEREST
----------------------------------------------

Tompkins Trustco, Inc. is the Plan sponsor and the Trust Department of Tompkins Trust Company acts as trustee for the Plan's assets. In addition, the Plan invests in Tompkins Trustco, Inc. common stock which represents approximately 97% of net assets at December 31, 2006 and 2005.

NOTE G:  RISKS AND UNCERTAINTIES
--------------------------------

The Plan invests primarily in Tompkins Trustco, Inc. common stock. These investment securities are exposed to market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------


                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------
                                 EIN: 16-1601020
                                 ---------------
                                   PLAN #: 003
                                   -----------


                        FORM 5500 - SCHEDULE H - PART IV
                        --------------------------------


            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------
                       AT END OF YEAR - DECEMBER 31, 2006
                       ----------------------------------


   (a)                                           (b) (c) (d) (e) Description
                                                       of investment,
  Party                                        including maturity date, rate of
   in          Identity of issue, borrower,      interest, collateral, par or                            Current
 interest        lessor or similar party               maturity value                   Cost              value
-----------    -----------------------------   --------------------------------    -------------       ------------
               Federated Prime                         5,511 shares -
                 Obligations Fund                     Money Market Fund            $       5,511       $      5,511

    *          Tompkins Trustco, Inc.                 529,964 shares of
                                                         Common Stock                  9,152,356         24,086,864
                                                                                   -------------       ------------

                                                             TOTAL INVESTMENTS     $   9,157,867       $ 24,092,375
                                                                                   ==============      ============

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC.  EMPLOYEE STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date:  June 27, 2007                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                               Francis M. Fetsko
                                               Executive Vice President
                                               Chief Financial Officer

Exhibit Number      Description                                           Page
----------------    -----------------------------------------------     --------

23.1                Consent of Mengel, Metzger, Barr & Co. LLP
23.2                Consent of Dannible & McKee